37 Capital GRANTS OPTIONS

Vancouver, British Columbia. Monday, January 29, 2024 - 37 Capital Inc. (the “Company” or “37 Capital”) (CSE: JJJ.X) (OTC Pink: HHHEF). The Company has granted a total of 1,750,000 incentive stock options (“Options”) to directors, officers and consultants exercisable at the price of $0.10 per common share for a period of three years. These Options have been reserved for issuance pursuant to the Company’s 20% Rolling Stock Option Plan, which has received shareholder approval, subject to certain vesting period. Any shares issued pursuant to the exercise of the Options will be subject to a hold period expiring on May 30, 2024.

For more information on the Company, please contact us at (604) 681-0204. In addition, please visit the Company’s website at www.37capitalinc.com or the Canadian Securities Exchange’s website at http://thecse.com/en/listings/mining/37-capital-inc.

On Behalf of the Board 37 Capital Inc.,

“Jake H. Kalpakian”
Jake H. Kalpakian
President & CEO

The CSE has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release.

Trading in the securities of the Company should be considered speculative.

37 Capital Inc.

Suite 575, 510 Burrard Street.

Vancouver, BC V6C 3A8

Tel: (604) 681-0204 Fax: (604) 681-9428

www.37capitalinc.com email: info@37capitalinc.com